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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                        Date of Filing: November 15, 2000


                                    333-26943
                            (Commission File Number)


                              MOLL INDUSTRIES, INC.
             (Exact Name of Registrant as Specified in Its Charter)


          Delaware                                     04-3084238
(State or Other Jurisdiction               (I.R.S. Employer Identification No.)
      of Incorporation)


                              ANCHOR HOLDINGS, INC.
             (Exact Name of Registrant as Specified in Its Charter)


          Delaware                                     62-1427775
(State or Other Jurisdiction               (I.R.S. Employer Identification No.)
      of Incorporation)


Tyson Place, Suite 200, 2607 Kingston Pike
              Knoxville, TN                                         37919-4048
     (Address of Principal Executive Offices)                       (Zip Code)


                                 (865) 329-5300
              (Registrant's Telephone Number, Including Area Code)

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                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

SEC FILE NUMBER:  333-26943                           CUSIP NUMBER:

(Check One):

[ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q and Form 10-QSB [ ] Form N-SAR

         For Period Ended: September 30, 2000


         [ ] Transition Report on Form 10-K

         [ ] Transition Report on Form 20-F

         [ ] Transition Report on Form 11-K

         [ ] Transition Report on Form 10-Q

         [ ] Transition Report on Form N-SAR


         For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

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PART I--REGISTRANT INFORMATION

FULL NAME OF REGISTRANT: Moll Industries, Inc. (the "Company") and Anchor Holdings, Inc.

FORMER NAME IF APPLICABLE: Anchor Advanced Products, Inc.

ADDRESS OF PRINCIPAL EXECUTIVE OFFICE: Tyson Place, Suite 200, 2607 Kingston Pike, Knoxville, TN 37919-2048


PART II--RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or portion thereof could not be filed within the prescribed period.

         In the third quarter of the year 2000, the Company completed a number of transactions, including a tender offer for $50 million of its outstanding 11-3/4% Senior Notes due 2004 in August of 2000, the commencement of the relocation of its principal place of business to the State of Florida throughout the quarter and the negotiation of the sale of its cosmetics packaging division, including all of the shares of one of the Company's foreign subsidiaries, throughout the months of August and September. Furthermore, the Company has recently launched a second tender offer for all of its outstanding 11-3/4% Senior Notes due 2004 and anticipates closing the sale of its cosmetics packaging division on or about November 14, 2000. These events have created a significant burden on the Company's resources including certain unanticipated difficulties in obtaining information which can not be obtained without unreasonable effort or expense.

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PART IV--OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

         Belinda G. King, Esq.
         Choate, Hall & Stewart
         (617) 248-4076

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

         [X] Yes   [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

         [ ] Yes   [X] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

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MOLL INDUSTRIES, INC. and ANCHOR HOLDINGS, INC. have caused this notification to be signed on their behalf by the undersigned thereunto duly authorized.


Date:  November 15, 2000                         MOLL INDUSTRIES, INC.


                                            By:  /s/ James T. Sprouse
                                                 ------------------------------
                                                 James T. Sprouse
                                                 Corporate Controller



                                                 ANCHOR HOLDINGS, INC.


                                            By:  /s/ James T. Sprouse
                                                 -------------------------------
                                                 James T. Sprouse
                                                 Corporate Controller